Item 77C
Citi Cash Reserves

Results of a Special Meeting of Shareholders
On November 29, 2005, a Special Meeting of Shareholders was held to elect Trustees. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special
Meeting of Shareholders.
Election of Trustees1

Nominees:		Votes For 		Authority Withheld	Abstentions
Elliot J. Berv 		1,303,645,407.620	65,086,002.740		16,214.000
Donald M. Carlton	1,304,458,968.970 	64,272,441.390 		16,214.000
A. Benton Cocanougher 	1,304,575,964.590	64,155,445.770 		16,214.000
Mark T. Finn 		1,304,935,477.050	63,795,933.310		16,214.000
Stephen Randolph Gross	1,304,783,876.680 	63,947,533.680 		16,214.000
Diana R. Harrington 	1,304,677,852.660 	64,053,557.700		16,214.000
Susan B. Kerley 	1,304,162,131.160	64,569,279.200 		16,214.000
Alan G. Merten 		1,304,373,215.660	64,358,194.700		16,214.000
R. Richardson Pettit 	1,305,050,656.360 	63,680,754.000		16,214.000
R. Jay Gerken		1,303,485,238.730 	65,246,171.630		16,214.000

1 Trustees are elected by the shareholders of all of the series of the Trust including the Fund.

Approval of New Management Agreement
On January 10, 2006, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special Meeting of Shareholders.

Item Voted On
New Management Agreement	   Voted
		Voted For 	   Against	    Abstentions
	        596,947,264.070	   25,077,916.240   109,917,324.450
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